Filed pursuant to Rule 424(b)(5)
Registration No. 333-256830

Prospectus Supplement
(To the Prospectus Supplement dated December 21, 2022 and Prospectus dated June 14, 2021)

$2,560,000

NeuroOne Medical Technologies Corporation

Common Stock

This prospectus supplement updates and amends certain information contained in the prospectus supplement dated December 21, 2022 (the “Original Supplement”), to the prospectus dated June 14, 2021 (the “Base Prospectus” and, together with the Original Supplement, the “Original Prospectus”), relating to the offer and sale of shares of our common stock, par value $0.001 per share, having an aggregate offering price of up to $14.5 million from time to time through JonesTrading Institutional Services LLC, or JonesTrading, as sales agent, in “at the market offerings” (as defined in Rule 415 promulgated under the Securities Act of 1933, as amended) pursuant to a Capital on Demand™ Sales Agreement (the “Sales Agreement”), dated December 21, 2022, that we entered into with JonesTrading.

This prospectus supplement should be read in conjunction with the Original Prospectus, and is qualified by reference to the Original Prospectus, except to the extent that the information presented herein supersedes the information contained in the Original Prospectus. This prospectus supplement is not complete without, and may only be delivered or used in connection with, the Original Prospectus, including any amendments or supplements thereto.

Our common stock is listed on The Nasdaq Capital Market, or Nasdaq, under the symbol “NMTC.” On July 21, 2023, the last reported sale price of our common stock on Nasdaq was $1.75 per share.

The aggregate market value of our outstanding common stock held by non-affiliates pursuant to General Instruction I.B.6 of Form S-3 was approximately $33,697,830.17, which was calculated based on 17,871,923 shares of common stock outstanding, as of July 14, 2023, of which 16,933,583 shares were held by non-affiliates, and a price per share of $1.99, which was the closing sale price of our common stock on Nasdaq on July 14, 2023. During the 12 calendar months prior to and including the date of this prospectus supplement, we have sold $2,552,656.48 of securities pursuant to General Instruction I.B.6 of Form S-3.

Under the Original Supplement, we initially registered up to $14,500,000 of our common stock, $0.001 par value per share, for offer and sale pursuant to the Sales Agreement. From December 21, 2022, the date of the Sales Agreement, through the date of this prospectus supplement, we sold an aggregate of 1,439,677 shares of common stock for an aggregate gross purchase price of $2,552,656.48 under the Original Prospectus. As of the date of this prospectus supplement, we are decreasing the amount of common stock that we are offering pursuant to the Sales Agreement, such that we are offering up to an aggregate of $2,560,000 of our common stock for sale under the Sales Agreement from and after the date hereof, including the shares of common stock previously sold.

Investing in our securities involves a high degree of risk. See “Risk Factors” in the Original Prospectus and documents incorporated therein by reference for a discussion of such risk factors, which factors should be read carefully in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Prospectus supplement dated July 24, 2023